EXHIBIT 99.34

News Release, regarding European conditional marketing authorization for Mozobil, announced October 18, 2005

AnorMED Inc. 200 – 20353 64th Ave Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

ANORMED TO SEEK CONDITIONAL MARKETING AUTHORIZATION IN EUROPE FOR MOZOBILTM, A NEW STEM CELL MOBILIZER

Clinical Results from MOZOBIL Compassionate Use Program in Stem Cell Transplant Accepted for Oral Presentation at the American Society of Hematology Meeting in Atlanta, Georgia

For Immediate Release:

October 18, 2005

Vancouver, British Columbia - AnorMED Inc. (TSX:AOM) announced today that it will seek a Conditional Marketing Authorization (CMA) for MOZOBIL (AMD3100, Plerixafor) in Europe in early 2007.  The Company also plans to file a Marketing Authorization Application (MAA) with the European Medicines Agency (EMEA) based on the Phase III program currently ongoing in the U.S.

"Our goal in seeking an earlier market approval in Europe will be to allow more cancer patients who are unable to collect enough stem cells for transplant to have another option available to them," said Dr. Michael Abrams, President and CEO of AnorMED Inc.

AnorMED is evaluating MOZOBIL, a new stem cell mobilizer, for its potential to help cancer patients who are undergoing a stem cell transplant collect as many stem cells as possible.  The greatest predictor of a successful transplant is the number of stem cells available for transplantation. A study published in a current issue of the peer-reviewed journal, Blood, demonstrates that cancer patients who received MOZOBIL plus granulocyte-colony stimulating factor (G-CSF) were able to collect more stem cells in less time compared to the standard mobilization regimen of G-CSF alone.

A program for the compassionate use of MOZOBIL was established for cancer patients who previously failed to collect the minimum number of stem cells required to undergo a stem cell transplant using standard mobilization regimens. The CMA filing will be based on the successful mobilizations within this program and will be supported by data from completed and ongoing Phase II studies. New data from this program, and from other Phase II studies on MOZOBIL, will be presented at the American Society of Hematology annual meeting being held in Atlanta, Georgia, December 10-13, 2005.

A CMA filing is a process whereby a product is granted conditional approval by the EMEA. The types of products that qualify for conditional approval include orphan drugs that demonstrate a presumed positive benefit to risk ratio. The process allows full preclinical data and existing clinical data to be provided upon application and full clinical data to be provided post-approval.

MOZOBIL has orphan drug status in both the U.S and the E.U.  In December 2004, AnorMED completed the Special Protocol Assessment process with the U.S. FDA and agreed on the design and endpoints of two pivotal Phase III studies.  These studies are ongoing in major transplant centers in the U.S.  One study is enrolling 300 non-Hodgkin's lymphoma (NHL) patients and the other study 300 multiple myeloma (MM) patients. Both studies are randomized, double-blind, placebo controlled, comparative trials of AMD3100 plus G-CSF versus placebo plus G-CSF.

The MAA filing will be based on the Phase III study in NHL patients. The MAA endpoint is the number of patients that collect the minimum number of stem cells, 2 million CD34+ cells/kg patient body weight, and successfully engraft.  The NHL study is powered to show a minimum of a 20 percentage point difference between the control and experimental study arms.

-more-

Conditional Marketing Approval

About MOZOBIL

MOZOBIL is the first in a new class of agents which induces rapid mobilization of stem cells from the bone marrow into the peripheral blood system.  MOZOBIL is currently under clinical investigation in North America and Europe as a potential new agent for stem cell mobilization in cancer patients undergoing a stem cell transplant, and is not yet approved for commercial use. The tradename MOZOBIL (Plerixafor) will be re-reviewed as part of the New Drug Application submission to the U.S. FDA and will also be submitted to European regulatory authorities for review at the appropriate time.

About Stem Cell Transplantation

Stem cell transplantation is a standard medical procedure used to restore the immune system of patients who have had chemotherapy to treat cancers of the immune system such as multiple myeloma and non-Hodgkin's lymphoma, among others. Stem cells used to be collected from patients using an invasive procedure called bone marrow transplant. This technique has now been largely replaced by a procedure called peripheral blood stem cell transplant (PBSCT). In this procedure, stem cells are collected from the circulating blood for transplantation. Prior to collection, patients are given a growth factor such as Filgrastim (G-CSF -granulocyte colony stimulating factor) which causes stem cells in the body to multiply. The objective of this procedure is to get as many stem cells as possible into the circulating blood where they can be collected.  MOZOBIL has been shown to mobilize stem cells, causing them to move out of the bone marrow and into the circulating blood.

When used in combination, MOZOBIL and G-CSF work together to generate an increase in the number of stem cells in the bloodstream. In this capacity, MOZOBIL may increase the stem cells available for collection as well as improve the transplantation procedure by reducing the number of times cells would have to be collected. The strongest predictor of success in transplantation, measured by the rapid and durable recovery of a patient's immune system, is the number of stem cells available for transplantation.

Approximately 45,000 stem cell transplantations are performed yearly worldwide (IBMTR/ABMTR 2003). Up to 65% of transplant patients have poor or sub-optimal mobilization of stem cells from the bone marrow into the bloodstream using standard mobilization regimens, such as G-CSF (CIBMTR data 1998-2002). Currently, there are no medical guidelines to predict which patients will respond poorly to G-CSF mobilization. These patients may require additional mobilization and cell collection sessions, called apheresis, to achieve a sufficient number of stem cells for transplantation. Some patients, particularly those transplanted with a sub-optimal number of cells, experience a delayed recovery of their immune system. These patients are at greater risk for infection and may require additional days of antibiotics, blood transfusions and extended hospitalization.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. The Company has four products in clinical development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases. Information on AnorMED is available on the Company's website: www.anormed.com.

Note:  Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  The Company does not expect to update any forward-looking statements as conditions change.  Investors are referred to the full discussion of risk factors associated with the Company's business contained in the Company's Annual Information Form filed with securities regulatory authorities dated June 28, 2005.

For further information: Elisabeth Whiting, M.Sc. VP, Corporate Development & Communications Tel: 604-532-4667 or 604-763-4682 e-mail: ewhiting@anormed.com	Kim Nelson, Ph.D. Manager, Investor Relations Tel: 604-532-4654 or 604-614-2886 e-mail: knelson@anormed.com